GlaxoSmithKline plc 980 Great West Road Brentford, Middlesex TW8 9GS Tel. +44 (0)20 8047 5000 www.gsk.com

BY EDGAR	August 31, 2021

Ms. Jenn Do

Mr. Daniel Gordon

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

United States

Re:	GlaxoSmithKline plc (the “Company”) Annual Report on Form 20-F
for the Fiscal Year Ended December 31, 2020, Filed on March 12, 2021 (File No. 001-15170)

Dear Ms. Do and Mr. Gordon:

By letter dated August 18, 2021 (the “August 18 Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided a comment on the Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (“2020 Form 20-F”) (File No. 001-15170) that we filed with the Commission on March 12, 2021.

This letter includes our response to the comment contained in the August 18 Comment Letter. For convenience, we have reproduced the Staff’s comment and provided our response immediately below.

Exhibit 15.2 - Annual Report

Group financial review, page 50

Financial performance, page 55

1.	We note in the Research and development section on page 60 that you do not quantify actual research and development expenditure by segment, only Adjusted R&D by segment. Given the materiality of these expenses, please address your consideration for apparently not continuing to provide this information given, among other things, the requirements of paragraph 21(b) of IFRS 8.

The Company respectfully notes to the Staff that Item 5.A of the Company’s 2020 Form 20-F does not incorporate by reference page 60 of Exhibit 15.2. The 2020 Form 20-F states on page 92: “Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in

GlaxoSmithKline plc Registered in England & Wales No. 3888792
GSKHouse155	Registered Office 980 Great West Road, Brentford, Middlesex, TW8 9GS

this Form 20-F. With the exception of the items and pages so specified, the GSK Annual Report 2020 is not deemed to be filed as part of this Form 20-F.” The corresponding disclosure to the Research and development section on page 60 of Exhibit 15.2 is included on pages 29-30 of the 2020 Form 20-F, and includes the following sentence, which is not on page 60 of Exhibit 15.2: “Adjusting items reconciling Adjusted R&D expenditure to Total R&D expenditure are not allocated by business and therefore Total R&D expenditure by business is not presented.”

IFRS 8 requires that an entity report a measure of profit or loss for each reportable segment and that an entity also disclose the specified amounts which are included in the measure of segment profit or loss reviewed by the chief operating decision maker or are otherwise regularly provided to the chief operating decision maker. For this purpose, Adjusted results for the Company’s reportable segments are the measure of segment profit or loss reviewed by the Company’s chief operating decision maker and are regularly provided to the Company’s chief operating decision maker. This is in accordance with paragraph 5(b) of IFRS 8.

As disclosed on page 29 of the 2020 Form 20-F, adjusting items reconciling Adjusted R&D expenditure to Total R&D expenditure are not allocated by business, as these items are managed and funded centrally by the Company, and therefore are not part of the measure of segment profit or loss reviewed by the Company’s chief operating decision maker. Accordingly, Total R&D expenditure by reportable segment is not presented. The adjusting items are reflected in “Other reconciling items between segment profit and operating profit” as shown in Note 6 to the financial statements, “Turnover and segment information” on page 167 of Exhibit 15.2 (incorporated by reference to Item 18 of the 2020 Form 20-F). Adjusting items include intangible impairments and major restructuring – the Company discusses the increase in these adjusting items in the commentary relating to the movement in Total R&D expenditure in the first paragraph under “Research and development” on page 29 of the 2020 Form 20-F.

The Company believes this presentation complies with paragraph 21(b) of IFRS 8, considering the Company’s reportable segments as defined, and noting that adjusting items are not reported as part of the segment results. In order to clarify this further, the Company proposes to include in future filings on Form 20-F a cross-reference in this section to the reconciliation between Adjusted results and Total results, such as the following, updated as appropriate, on the equivalent to page 29 of the 2020 Form 20-F:

“Adjusting items reconciling Adjusted R&D expenditure to Total R&D expenditure are not allocated by business and therefore Total R&D expenditure by business is not presented. Please see pages 16 to 17 above for the reconciliation of Adjusted R&D expenditure to Total R&D expenditure.”

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If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me.

Yours sincerely,

/s/ Iain J. Mackay

Iain Mackay
Chief Financial Officer

cc:	Mr. Sebastian R. Sperber, Cleary Gottlieb Steen & Hamilton LLP
Ms. Victoria Whyte, GlaxoSmithKline plc
Mr. Adam Walker, GlaxoSmithKline plc
Ms. Ciara Lynch, GlaxoSmithKline plc
Mr. Mike Lloyd, Lead Audit Partner for GlaxoSmithKline plc, Deloitte LLP

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